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                                                        Exhibit (a)(3)


[WWW.SIERRACITIES.COM]                                  [SIERRA CITIES.COM LOGO]
                                                        600 Travis Street
                                                        Suite 7050
                                                        Houston, TX 77002


                               November 16, 2000


Dear Stockholder:

     We are pleased to inform you that SierraCities has signed a merger agreement with VerticalNet, Inc., pursuant to which VerticalNet has commenced an offer to exchange $7.00 of VerticalNet common stock for each SierraCities share, subject to a "collar." The number of VerticalNet shares to be delivered will be based on the average closing price of VerticalNet's stock over the ten trading days ending two days before the closing of the offer. The collar functions as follows: if the average VerticalNet closing price is (1) less than $21.00, the SierraCities stockholders shall receive 0.3333 of a VerticalNet share for each SierraCities share, (2) at least $21.00 but less than or equal to $35.00, SierraCities stockholders shall receive a fraction of a VerticalNet share equal to $7.00 divided by the average VerticalNet closing price for each SierraCities share, (3) more than $35.00 but less than or equal to $51.00, the SierraCities stockholders shall receive 0.20 of a VerticalNet share for each SierraCities share, and (4) greater than $51.00, SierraCities stockholders shall receive a fraction of a VerticalNet share equal to $10.20 divided by the average VerticalNet closing price for each SierraCities share. SierraCities will have the right to terminate the merger agreement if the average VerticalNet closing price is less than $15.00. The average VerticalNet closing price cannot be determined at this time. On November 15, 2000, the closing price for the VerticalNet shares was $20.1875. If the average VerticalNet closing price were to equal this closing price, a SierraCities stockholder would receive VerticalNet shares in the offer with a value of approximately $6.73 per SierraCities share. We urge you to obtain a current quote for the VerticalNet shares.

     The offer is subject to, among other things, the tender of at least two thirds of the shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of VerticalNet will be merged with SierraCities and each remaining SierraCities share will be converted into the same number of VerticalNet shares as will be paid in the offer.

     After careful consideration, your board of directors has unanimously approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to and in the best interests of SierraCities and its stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER. In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached Solicitation/ Recommendation Statement on Schedule 14D-9, including the opinion of Donaldson, Lufkin & Jenrette Securities Corporation to the effect that the consideration to be received in the offer and the merger by the holders of shares is fair to such holders from a financial point of view.

     Enclosed is VerticalNet's Prospectus, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

     If you need assistance tendering your shares, please contact
D.F. King & Co., Inc., the information agent for the offer, at its address or telephone number appearing on the back cover of the Prospectus.

                                          Very truly yours,

                                          /s/ Thomas J. Depping
                                          Thomas J. Depping
                                          Chairman of the Board, President and
                                          Chief Executive Officer

                                          713 221 8822 PHONE
                                          713 221-1818 FAX
                                          800 745-9292 TOLL FREE NUMBERS